WADDELL & REED, INC. AND SUBSIDIARIES
(An Indirect Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Consolidated Statement of Comprehensive Income

Year ended December 31, 2019

(In thousands)

Net loss	$	(9,679)
Other comprehensive loss:		
Postretirement medical liability, net of income tax benefit of $127		(417)
Comprehensive loss attributable to Waddell & Reed, Inc. and Subsidiaries	$	(10,096)

See accompanying notes to consolidated financial statements.